Exhibit 99.1

RRSAT TO PRESENT AT THE NEEDHAM GROWTH CONFERENCE
IN NEW YORK

Airport City Business Park, Israel – December 27, 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, announced that Mr. Avi Cohen, Chief Executive Officer, will be presenting at the 15th Annual Needham Growth Conference in New York.

The conference will be taking place at the New York Palace Hotel in New York City. RRsat’s CEO is scheduled to present at 11:20am Eastern Time on Tuesday, January 15, 2013. The presentation will be simultaneously broadcast from a link in the investor relations section of RRsat’s website or from the following link: http://wsw.com/webcast/needham55/rrst

Mr. Cohen will present an overview of RRsat business and will discuss the Company’s strategy and direction for the coming years.

Both Mr. Cohen as well as Mr. Itzik Zion, Chief Financial Officer, will be available at the conference, as well as on a roadshow following the conference, for investors to meet one-on-one with management. Interested investors should contact either the conference organizers at Needham, or the Investor Relations team at RRsat at rrsat@ccgisrael.com.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide.  RRsat also offers contribution services for sports, news and events.  In addition, more than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Company Contact Information: Itzhak Zion, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Relations Contacts: Ehud Helft & Kenny Green at CCG Israel Tel: 1 646 201 9246 rrsat@ccgisrael.com